Spotidol

Competitions are the most watched thing ever.
Spotidol is the mobile app for that.

entertainment   technology   software   toys   theater

SPOTIDOL.COM OAKLAND



 *Just as the Olympics brought the world's people together in celebration of each nation's excellence, Spotidol will bring people together in celebration of each person's excellence. Communities are formed around a common purpose. Winning is a clear & simple purpose.*

Raja Weise Founder/CEO @ Spotidol

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Why you may want to support us...

1   Spotidol allows anyone to create competitions and compete in them to earn cash.

2   100% month over month user growth since February

3   Berkeley Unified School District and The Oakland Post are regular competition hosts.

4   First mover to iOS

5   Revenue generating beginning in March

The founder
MAJOR ACCOMPLISHMENTS

 **Raja Weise**
Founder/CEO
My single proudest accomplishment has been to get to be & train people to be some of the top Martial Arts US Open sparring champions.


Why people love us

He designed, developed, and deployed an Apple-approved iPhone app, plus created his own successful PR campaign, for $200 in total. Imagine what he could accomplish with a team and seed capital!

Mark Montgomery French
Advisor

Downloads

Marketing Deck.pdf

Spotidol is Where You Be Your Best

People want the best. They want to be the best, see the best, & be seen being the best. Competitions of skill are one of the best ways to find the best. On Spotidol, people can create groups, such as the Oakland Rap Group, for people to become the top Oakland Rapper of. Then, the group creators can create competitions for rappers to win cash, points towards becoming the top rapper, & merchandise, but the competition creator might charge for entry.

Spotidol Saves Martial Artists & Musicians

Professional musicians & martial artists shouldn't have to starve. I built Spotidol to help that. I've competed all through growing up. In 2012, I got 2nd place in Clash Sparring for Black Belts at the ISKA US Open. It was really fun! I got 7th the year before. After going to school, I Played in the Band Sidereal. We were 1st on iTunes Top Reggae Albums, beating Bob Marley & Snoop Lion. We also won battle of the bands & toured with Grammy nominated bands. It was really fun but we were all really broke! Then, I decided to build Spotidol to fix that. Having a strong foundation in programming since I was young, I spent countless 14+ hour days to build the website & mobile app. Now it's here and free on both the Android & Apple app stores! Since launching at the beginning of February, we've managed to build some valuable partnerships & provide unforgettable experiences to users. We have done competitions with the Berkeley Unified School District, the Oakland Post, & festivals around the bay area.

Why I Like Spotidol

> *Spotidol was a fun way to participate in a cool contest, and we won! We were transferred the funds right away. Great experience!*

Daniel Yeshiwas
CUSTOMER

THE BUZZ ABOUT SPOTIDOL

> *The idea of flexible competitions centered around the theme of top anything of anything is super fun. Plus I love that they are constantly adding more features to create a richer experience.*

Austin
Daily User

> *this app is awesome anyone can make a contest! for anything! and contestants can pay to enter and win CA$H that they can redeem thru Stripe in over 20 different currencies! it's still in early phase but it's an accessible platform that anyone can use! contests can be free and prizes can be non-monetary too! Gift cards to businesses, tickets to concerts, the possibilities are endless. Bands, dance troupes, schools, newspapers, television networks, so many different applications...*

Anonymous
Android Reviewer

Digital Content-Submission Competitions Already Make a $2 Billion Industry

Competition is a ubiquitous part of civilization. The London Olympics was the most watched thing ever, with 3.6 billion viewers. American Idol generated $15 million in 1 hour from ad sales alone. No expert research has been done on digital content-submission competitions, so we aggregated revenue from 82 other competition websites, apps, & platforms.



Nearly 95% of Spending Goes to 2 Companies - YY & Minted

Both YY & Minted are consumer companies. Neither occupy a specific niche. Neither offer platforms for people to create competitions. YY in China provides live games for people to play. Minted hosts design competitions for consumer products - ie. clothing, mugs, etc. Most B2B companies are platforms & gain success ($1 mil-$20 mil in Revenue), but fail to reach mass market due to their B2B design. Niche consumer companies also fail to reach mass market due to their small market sizes (only photographers, only students, etc.) & inability to break out of their niche.



Spotidol Has Gained Nearly 100% MoM Growth Since Our First Month (February-June 2019)

By combining both a platform for others to create competitions & a focus on consumer entertainment competitions, we provide a unique experience within the space that has been growing rapidly. On average, Spotidol generates $1.55 of revenue per user. We plan to expand the value per user as more features are added & more competitions are hosted. So far, we have not needed to spend any money on acquiring new users. If we maintain current growth, we plan to break 20,000 users by the end of 2019.



Note: Future total user predictions are based on historical growth and cannot be guaranteed.

Spotidol hopes to maintain 100% MoM growth by continuing to partner with other influential organizations & by hosting the Top Digital Artist of Oakland Competition for a $10,000 cash reward & $10 entry. We are crowdsourcing the cash reward & collect 20% as profit. This competition is expected to end on September 29th at a private, exclusive gallery opening for the top 100 Digital Artists of Oakland & all of our investors (that's you!). We will leverage this success by approaching major influencers & brands to host their own competitions to find who's best at what. In tandem, we plan to also expand the digital artist competition to find the top Digital Artist of the US.

We Believe We Have a Clear Plan for Profitability

In the short term, we plan for Spotidol's Top Digital Artist of Oakland to be a series of 3 competitions costing $10 per entry & $10,000 reward. Comparable competitions on other websites & platforms get approximately 400 entries per competition (see thecompetitionplatform.co.uk). With 3 competitions, 400 entries per competition, $10 entry, & 20% of payouts (20% of the $10,000 cash reward), we might profit $14,000. After that competition completes, brands & influencers might host competitions as well. Here is an example use case with Beyonce:

Use Case: Beyonce

Value:	To Beyonce	To Entrants	To Winners	To Spotidol
300 Willing to Pay	300	300		300
80% to Beyonce, 20% + 5% Surcharge to Us	80%			25%
$1,000 to Enter into a Best Dance Competition	+$800	-$1,050	-$1,050	+$250

$20,000 Reward (20% + 5% Surcharge)	-$21,000		+$16,000	+$5,000
Points Towards Top Dancer			Qualitative	
Dance on Stage with Beyonce			Promo	Promo
Profit per Month	$219,000	Exposure, Experience, Promo	$14,950	$79,000
Profit per Year	$2,628,000		$179,400	$948,000

This will increase Beyonce's Income By 4.8%

If Beyonce goes city to city hosting the Top Dancer of Beyonce Competition with a $20,000 reward & the winners get to dance on stage with her, then she might get 300 people willing to pay $1,000 each. Say she hosts one each month, the profit to Beyonce, to the winners, & to Spotidol is rather impressive.

Investor Q&A

− COLLAPSE ALL

Where will your company be in 5 years?

The vision of Spotidol is to give someone who has nothing but their ambition to be say the best digital artist & access to Spotidol, to go on Spotidol, see who the top graphic artist is, see the entries from where they begun all the way up to being the top digital artist, & model that process for themselves so they too can be a great graphic artist.

Why did you choose this idea?

Just as the Olympics brought the world's people together in celebration of each nation's excellence, Spotidol will bring people together in celebration of each person's excellence. Communities are formed around a common purpose. Winning is a clear & simple purpose.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The median value of all idols has dropped because of the internet. Monetizing, curating, & providing purpose has become harder.
Monetizing: Pirating & streaming has put music in a recession because it is a non-exclusive, non-rival, nearly infinite good.
Curating: Trolls & AI bots can manipulate any free crowd-based curation platform.
Purpose: As the number of careers increase per generation, roles in life & society have become unclear, which makes people trust society less.
I pondered on the ability to create something that can only be implemented digitally & provided a completely new product that enhances the value of all idols on these dimensions. I thought of many. Competitions of skill is the easiest to implement for its value.

What is your proudest accomplishment?

My single proudest accomplishment has been to get to be & train people to be some of the top Martial Arts US Open sparring champions. Other accomplishments include being #1 on iTunes top reggae albums, beating Bob Marley & Snoop Lion, & completely building & launching Spotidol by myself. I also have successfully consulted with artists to create unforgettable art experiences, musicians to create international tours, & entrepreneurs to start successful companies.

How far along are you? What's your biggest obstacle?

Spotidol launched in February 2019. Since then, we've managed to maintain 100% MoM growth from 25 users to nearly 400 at the end of June. We plan to maintain this growth. The biggest obstacle has been having enough time to build the product, build the market, build the team, & fundraise all by myself.

Who are your competitors? Who is the biggest threat?

There are over 80 different digital competitions of skill platforms. Other competition platforms are not my biggest threat. They validate the market & allow us to learn what is the best & most unique way to run competitions.

What do you understand that your competitors don't?

We will win by having a better product, being faster to market, & by owning all of the patents.

Better Product: There are many digital competition platforms. None of the biggest ones have been able to design their competition for viewers' entertainment. The biggest companies sell competitions as a marketing or content sourcing tool. We have the best competition-as-a-platform product because of our focus, pricing model, entertainment for users, & the continued desire for people to be the top anything of anything.

Faster to Market: I've built a crawler that collects emails of influencers. I've collected around 30,000 emails. I've sent out over 3,000 emails instantly for less than 50 cents & got over 150 positive responses in 12 different countries with a combined total following of 32 million.

Owning Patents: Since founding the company, many entrepreneurs I have told about

Owning Patents: Since founding the company, many entrepreneurs I have told about Spotidol have decided to implement their own models of competitions within their product. They didn't build a way for people to be the top anything of anything. The process to be the top anything of anything is novel & non-obvious, allowing it to be patentable. We will own every conceivable patent for being the top anything of anything.

How will you make money? ⌄

We have found multiple business models that the market has validated:
1. We charge 20% on all payouts and have a 5% surcharge on all payments.
2. We host competitions & crowdsource the cash rewards, keeping 20% of the reward & 100% of entry fees.
3. We provide cash rewards for other competition creators & take 100% of the entry cost to these competitions until we get the reward back, then split the rest 50/50.
4. We pay idols a lump sum to promote their group & competitions. We create & run the competitions & get 100% of the entry cost.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our three biggest risks are copy cats, negative user experiences, & the switching cost of brands.
Copy Cats: Other platforms may emerge that allow people to compete & viewers to enjoy. If we own all of the means to be the top anything of anything, they won't be able to be the best platform for people to compete.
Negative User Experiences: People might lose competitions & lose interest in the platform. We can hedge against this by creating other products that allow people to strive to be the best.
Switching Cost of Brands: For brands like the NFL, the time to learn the product & potential risks to their brand might be too high. We can reduce this by making Spotidol as easy to use as possible & by growing a large enough user base to prove their is no risk.

What do you need the most help with? ⌄

There are three things I need the most help with. I need people, idols, & cash.
People: I work as many minutes of as many days as I can to build & grow Spotidol. This is usually between 10-14 hours. Any more and I know I would burn out. I could be working every minute of every day & still have way more things that need to be done. I need other people to do these things.
Idols: We are in the idol market. We sell the experience of people engaging & competing with others around their greatest values. Idols are the only things that can best provide for people's highest values.
Cash: People will cost money. Providing cash rewards & paying idols will cost money. Patents, trademarks, & copyrights cost money. The infrastructure to host & provide Spotidol will cost money.

What would you do with $20,000? How about $100,000? ⌄

$20,000 - 50% Subsidizing entering competitions and cash rewards; 40% FB and Instagram Ad testing; 2.5% General administrative costs; 7.5% Wefunder intermediary fee
$100,000 - 40% Subsidizing entering competitions and cash rewards; 30% FB and Instagram Ad testing; 5% General administrative costs; 15% Hire a PR agency (sponsor with a famous athlete); 2.5% patenting fees; 7.5% Wefunder intermediary fee

What perks do investors get? ⌄

All investors are invited to our private gallery showing of Oakland's top digital artists on 9/29/19. Investors who give $1,000 or more will get a framed piece from our Top Digital Artist of Oakland Competition. Early bird investors who give $750 or more will get a framed piece as well.

